SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-38866

Tufin Software Technologies Ltd.
(Translation of registrant’s name into English)

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 EXPLANATORY NOTE

Tufin Software Technologies Ltd. or the Company (NYSE: TUFN), today issued the following statement in response to the recent Schedule 13D filings from Catalyst Private Equity Partners (“Catalyst”) and Marker LLC (“Marker”), disclosing that they have formed a group:

“Tufin’s Board of Directors and management team are fully committed to acting in the best interests of all shareholders and maximizing long-term value. We regularly engage with shareholders and value their input.

Catalyst and Marker are pre-IPO shareholders and are represented on the Company’s Board. While our Board believes the shares of the Company are undervalued, the majority of the Board has reiterated its support for the Company’s long-term strategy and views pursuing it independently as being in the best interests of the Company and all of its shareholders.

Although it is disappointing that Catalyst and Marker have chosen to express their positions publicly, we remain committed to working constructively with them through their board representatives and in their capacities as significant shareholders. In the coming days and weeks, the Company intends to continue its program of engagement with its broader shareholder base to articulate key elements of its strategy.”

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

Date: December 16, 2020	By:	/s/ Reuven Kitov
Reuven Kitov
CEO & Chairman of the Board of Directors

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